Exhibit 99.1

FERRARI ANNOUNCEMENT

Maranello (Italy), November 29, 2022 – Ferrari N.V. (NYSE/EXM: RACE) (“Ferrari” or the “Company”) announces that it has accepted the resignation of Mattia Binotto who will leave his role as Scuderia Ferrari Team Principal on December 31.

Benedetto Vigna commented: “I would like to thank Mattia for his many great contributions over 28 years with Ferrari and particularly for leading the team back to a position of competitiveness during this past year. As a result, we are in a strong position to renew our challenge, above all for our amazing fans around the world, to win the ultimate prize in motorsport. Everyone here at the Scuderia and in the wider Ferrari community wishes Mattia well for the future.”

Mattia Binotto said: “With the regret that this entails, I have decided to conclude my collaboration with Ferrari. I am leaving a company that I love, which I have been part of for 28 years, with the serenity that comes from the convinction that I have made every effort to achieve the objectives set. I leave a united and growing team. A strong team, ready, I’m sure, to achieve the highest goals, to which I wish all the best for the future. I think it is right to take this step at this time as hard as this decision has been for me. I would like to thank all the people at the Gestione Sportiva who have shared this journey with me, made up of difficulties but also of great satisfaction.”

The process is underway to identify Scuderia Ferrari’s new Team Principal and is expected to be finalised in the new year.

For further information:
Media Relations
tel.: +39 0536 949337
Email: media@ferrari.com

Ferrari N.V. Amsterdam, The Netherlands	Registered Office: Via Abetone Inferiore N. 4, I – 41053 Maranello (MO) Italy	Dutch trade registration number: 64060977